UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 7, 2019

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CR Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 7, 2019, ProQR Therapeutics N.V. issued a press release titled, “ProQR Reaches Agreement with the FDA on Design of Phase 2/3 Pivotal Trial for Sepofarsen (QR-110) for Leber’s Congenital Amaurosis 10.” A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference into the Company’s registration statement on Form F-3 (File No. 333-228251).

INDEX TO EXHIBITS

Number	Description

99.1

Press Release of ProQR Therapuetics N.V. dated January 7, 2019, titled “ProQR Reaches Agreement with the FDA on Design of Phase 2/3 Pivotal Trial for Sepofarsen (QR-110) for Leber’s Congenital Amaurosis 10.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: January 7, 2019	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer